Annual Shareholder Meeting Results:

Corporate & Income Strategy held their annual meeting of shareholders on April 23, 2012.

								  Withheld
Common/Preferred shareholders voted as        Affirmative         Authority
indicated below:
Election of Deborah A. DeCotis                33,289,879          595,945
Class II to serve until 2013

Re-election of Hans W. Kertess*                    5,714              141
Class I to serve until 2015

Re-election of William B. Ogden, IV           33,345,970          539,854
Class I to serve until 2015

Re-election of Alan Rappaport                 33,365,267          520,557
Class I to serve until 2015

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher,James A. Jacobson* and John C. Maney+, continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee